Exhibit 3(i).2
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
GREAT WALL ACQUISITION CORPORATION

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

GREAT WALL ACQUISITION CORPORATION, a corporation existing under the laws of the State of Delaware (the “Corporation”), by its sole director, hereby certifies as follows:
1. The name of the Corporation is “Great Wall Acquisition Corporation.”
2. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 20, 2003, an Amendment and Restatement thereof was filed in such office on October 20, 2003, a Certificate of Correction of such Amendment and Restatement was filed in such office on April 15, 2004, and a Certificate of Amendment of the Certificate of Incorporation was filed in such office on March 21, 2006.
3. This Amendment was duly approved and adopted by the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (“GCL”).
4. Article FIRST of the Certificate of Incorporation of the Corporation, as heretofore amended, restated and corrected, is hereby amended to read in its entirety as follows:
“FIRST: The name of the corporation is “ChinaCast Education Corporation” (hereinafter sometimes referred to as the “Corporation”).”
5. Article FOURTH of the Certificate of Incorporation of the Corporation, as heretofore amended, restated and corrected, is hereby amended to read in its entirety as follows:
“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000 of which 100,000,000 shares shall be Common Stock of the par value of $.0001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.0001 per share.
     A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.
     B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Kin Shing Li, its Chairman, as of the 21 day of December, 2006.

/s/ Kin Shing Li
Kin Shing Li, Chairman

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